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                               November 30, 2021

       Enrique Mayor-Mora
       President, Principal Executive Officer and Director
       CarMax Auto Funding LLC
       12800 Tuckahoe Creek Parkway, Suite 400
       Richmond, Virginia 23238

                                                        Re: CarMax Auto Funding
LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed November 5,
2021
                                                            File No. 333-260819

       Dear Mr. Mayor-Mora:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form SF-3

       Risk Factors, page 38

   1. To the extent that you believe investors in these asset-backed securities may be impacted by climate related
events, including, but not limited to, existing or pending legislation or regulation that relates
to climate change, please consider revising your disclosure to describe these risks.
See the Commission   s Guidance Regarding Disclosure Related to
                                                        Climate Change,
Interpretive Release No. 33-9106 (February 8, 2010).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Refer to Rules 460 and
461 regarding requests for acceleration. Please allow adequate
 Enrique Mayor-Mora
CarMax Auto Funding LLC
November 30, 2021
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eathen Gums at 202-551-7991 or Arthur Sandel at 202-551-3262 with any questions.



FirstName LastNameEnrique Mayor-Mora                         Sincerely,
Comapany NameCarMax Auto Funding LLC
                                                             Division of
Corporation Finance
November 30, 2021 Page 2                                     Office of
Structured Finance
FirstName LastName